[BDO LOGO]             BDO Dunwoody               Royal Bank Plaza
                       LLP                        P.O. Box 32
                       Chartered Accountants      Toronto Ontario Canada M5J 2J8
                                                  Telephone: (416) 865-0200
                                                  Telefax: (416) 865-0887

                                                  www.bdo.ca

                                AUDITORS' REPORT

To the Shareholders of CoolBrands International Inc.:

We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations, and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.


/s/ BDO Dunwoody LLP
---------------------------
Chartered Accountants
Toronto, Ontario
December 9, 2005

   BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                               2005       2004
                                                             --------   --------
Assets

Current Assets:

Cash                                                         $ 24,062   $ 36,277
Investments                                                     7,500     28,050
Restricted cash                                                10,000
Receivables, net                                               54,526     67,152
Receivables - affiliates                                        1,840      3,883
Inventories                                                    49,955     49,076
Income taxes recoverable                                        9,767
Prepaid expenses                                                2,413      1,203
Deferred income taxes                                           5,148      4,907
                                                             --------   --------
Total current assets                                          165,211    190,548

Deferred income taxes, net of valuation allowance              14,799     13,711

Property, plant and equipment                                  47,639     28,730

Intangible and other assets                                    22,369     12,180

Goodwill                                                       47,827     72,088
                                                             --------   --------
                                                             $297,845   $317,257
                                                             ========   ========

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                              2005       2004
                                                            --------   --------
Liabilities and Shareholders' Equity

Current Liabilities:

Accounts payable                                            $ 53,300   $ 37,506
Payables - affiliates                                            620        850
Accrued liabilities                                           30,015     20,624
Income taxes payable                                                      4,938
Deferred income taxes                                             93
Short term borrowings                                         34,553
Current maturities of long-term debt                          18,161      8,492
                                                            --------   --------
Total current liabilities                                    136,742     72,410

Long-term debt                                                 8,248     19,262

Other liabilities                                              2,881      2,758

Deferred income taxes                                          6,180      3,638
                                                            --------   --------
Total liabilities                                            154,051     98,068
                                                            --------   --------
Minority interest                                              5,388      8,088
                                                            --------   --------

Commitments and contingencies

Shareholders' Equity

Capital stock                                                 97,578     97,485

Additional paid-in capital                                    46,376     44,494

Accumulated other comprehensive earnings                      (1,696)    (1,096)

Retained earnings                                             (3,852)    70,218
                                                            --------   --------
Total shareholders' equity                                   138,406    211,101
                                                            --------   --------
                                                            $297,845   $317,257
                                                            ========   ========

          See accompanying notes to consolidated financial statements.

Approved by the Board,

"David J. Stein", Director                 "Romeo DeGasperis", Director
----------------                           ------------------

CoolBrands International Inc.
Consolidated Statements of Operations for the years ended August 31, 2005 and
2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars, except for per share data)

                                                                 2005       2004
                                                               --------   --------
Net revenues:

Net sales                                                      $364,686   $406,470
Royalties, licensing, and consumer products license revenues      6,138      3,595
Drayage and other income                                         14,246     39,873
                                                               --------   --------
Total net revenues                                              385,070    449,938
                                                               --------   --------
Cost of goods sold                                              361,668    329,346
Selling, general and administrative expenses                     52,172     51,688
Stock-based compensation expense                                  1,918     30,983
Interest expense                                                  2,586      1,498
Asset impairment                                                 55,525
Gain on sale of building                                         (3,634)
                                                               --------   --------
(Loss) earnings before income taxes and minority interest       (85,165)    36,423

Minority interest                                                (2,700)      (958)
                                                               --------   --------
(Loss) earnings before income taxes                             (82,465)    37,381
                                                               --------   --------
(Recovery of) provision for income taxes:

Current                                                         (10,193)    29,183
Deferred                                                          1,798    (15,314)
                                                               --------   --------
                                                                 (8,395)    13,869
                                                               --------   --------
Net (loss) earnings                                            $(74,070)  $ 23,512
                                                               ========   ========
Per share data:

(Loss) earnings per share:

Basic and diluted                                              $  (1.32)  $    .42
                                                               ========   ========
Weighted average shares outstanding:

Shares used in per share calculation - basic                     55,924     55,441
Shares used in per share calculation - diluted                   55,924     56,329

           See accompanying notes to consolidated financial statements

CoolBrands International Inc.
Consolidated Statements of Shareholders' Equity for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                                                 Accumulated
                                                                                    other
                                                                                comprehensive                  Total
                                                    Capital      Additional        (losses)     Retained   Shareholders'
                                                     Stock    paid-in capital      earnings     earnings       equity
                                                    -------   ---------------   -------------   --------   -------------
Balance at August 31, 2003                          $85,199       $ 1,649          $  (840)     $ 46,706     $132,714
Comprehensive earnings:
   Net earnings                                                                                   23,512       23,512
   Other comprehensive earnings, net of income
      taxes:
      Currency translation adjustment                                                 (256)                      (256)
      Tax benefit relating to exercise of non-
         qualified stock options                                   11,862                                      11,862
      Stock-based compensation expense                             30,983                                      30,983
                                                                                                             --------
   Total other comprehensive earnings                                                                          42,589
                                                                                                             --------
Total comprehensive earnings                                                                                   66,101
                                                                                                             --------
Issuance of shares for stock options exercised       11,779                                                    11,779
Issuance of shares for warrants exercised               507                                                       507
                                                    -------       -------          -------      --------     --------
Balance at August 31, 2004                           97,485        44,494           (1,096)       70,218      211,101
Compressive losses:
   Net loss                                                                                      (74,070)     (74,070)
   Other comprehensive earnings (losses), net of
      income taxes:
      Currency translation adjustment                                                 (600)                      (600)
      Stock-based compensation expense                              1,918                                       1,918
                                                                                                             --------
   Total other comprehensive earnings                                                                           1,318
                                                                                                             --------
Total comprehensive loss                                                                                      (72,752)
                                                                                                             --------
Issuance of shares for stock options exercised           93           (36)                                         57
                                                    -------       -------          -------      --------     --------
Balance at August 31, 2005                          $97,578       $46,376          $(1,696)     $ (3,852)    $138,406
                                                    =======       =======          =======      ========     ========

          See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Statements of Cash Flow for the years ended August 31, 2005 and
2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                              2005       2004
                                                            --------   --------
Cash and short-term investments provided by (used in):

Operating activities:
Net (loss) earnings                                         $(74,070)  $ 23,512
Adjustments to reconcile net (loss) net earnings to
   net cash flows from operating activities
   Depreciation and amortization                               5,042      7,314
   Asset impairment                                           55,525
   Stock-based compensation expense                            1,918     30,983
   Deferred income taxes                                       1,798    (15,314)
   Gain on sale of building                                   (3,634)
   Minority interest                                          (2,700)      (958)
Cash effect of changes, net of the effects from
   businesses acquired
   Receivables                                                13,815    (21,115)
   Receivables - affiliates                                    2,043     (1,464)
   Allowance for doubtful accounts                               (56)       126
   Inventories                                                 4,500     (6,845)
   Prepaid expenses                                           (2,207)     6,252
   Income taxes recoverable                                   (9,767)
   Accounts payable                                           15,842     16,740
   Payables - affiliates                                        (230)       277
   Accrued liabilities                                         8,744     (4,843)
   Income taxes payable                                       (4,935)     9,319
   Other assets                                                 (513)        53
   Other liabilities                                             124       (268)
                                                            --------   --------
Cash provided by operating activities                         11,239     43,769
                                                            --------   --------
Investing activities:
Purchase of property, plant and equipment                    (12,409)   (13,363)
Purchase of intangible assets                                               (76)
Purchase of license agreements                                   (26)      (300)
Proceeds from sale of building                                 5,434
Increase in restricted cash                                  (10,000)
Purchase of investments                                       (2,500)   (33,050)
Redemption of investments                                     23,050      5,000
Acquisitions, net of cash acquired                           (59,609)
Increase in notes receivable                                     (28)
Collection of notes receivable                                    65         23
                                                            --------   --------
Cash used in investing activities                            (56,023)   (41,766)
                                                            --------   --------
Financing activities:
Change in revolving line of credit, secured                    2,661      1,514
Capital contributions from minority interest                              8,907
Proceeds from short term borrowings                           44,553
Return of capital contribution to minority interest                      (2,000)
Proceeds from issuance of Class A and B shares                    57     12,286
Repayment of short term borrowings                           (10,000)
Repayment of long-term debt                                   (4,007)    (5,781)
                                                            --------   --------
Cash provided by financing activities                         33,264     14,926
                                                            --------   --------
Increase (decrease) in cash flows due to changes in
   foreign exchange rates                                       (695)    (2,412)
                                                            --------   --------
(Decrease) increase in cash and cash equivalents             (12,215)    14,517
Cash and cash equivalents - beginning of year                 36,277     21,760
                                                            --------   --------
Cash and cash equivalents - end of year                     $ 24,062   $ 36,277
                                                            ========   ========

          See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies

Frozen desserts segment (formerly Prepackaged consumer products)

     Revenues and profits in the Frozen desserts (formerly Prepackaged consumer products) segment are generated from manufacturing and selling a variety of prepackaged frozen dessert to distributors, including Eskimo Pie Frozen Distribution, and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

     CoolBrands competes in the fast-growing Better for You ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet and Atkins Endulge controlled-carbohydrate super premium ice cream. New Better for You offerings by CoolBrands include No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana and Yoplait.

     CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a direct store door ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of packaged ice cream, frozen yogurt and sorbet products, frozen snacks, soft-serve mixes and other food products to well-known national retailers, food companies and restaurant chains.

Yogurt segment

     CoolBrands' subsidiary, CoolBrands Dairy Inc., manufactures cup yogurt at its plant located in North Lawrence, New York and markets the products under the Breyers brand pursuant to a trademark rights agreement, which grants the rights in perpetuity, and under the Creme Savers brand pursuant to a long-term license agreement.

Foodservice segment

     Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

Dairy components segment

     Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps. CoolBrands' Dairy Components division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, and flexible packaging products for use in private label dairy products, in addition to the Company's brands.

Franchising and licensing segment

     Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring franchise revenues, and from the sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft-serve yogurt out of Company-owned stores and outlets. CoolBrands' Franchising division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company-owned, franchised and non-traditional partnership locations around the world.

Basis of presentation

     The consolidated financial statements are prepared by management using accounting principles generally accepted in the United States and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of operations from the date of acquisition. All amounts are reported in U.S. dollars unless otherwise indicated.

Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

Cash

     All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

Investments

     The Company's investment portfolio consisted of investments in Auction Rate Securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

excess of 90 days. The Company evaluates whether to redeem or rollover each security no later than every 35 days. At August 31, 2005 and 2004 the Company had investment balances of $7,500 and $28,050, respectively.

Inventories

     Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, cup yogurt products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and machinery and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 2 to 10 years, respectively. Store leasehold improvements are amortized on a straight-line basis over the terms of the leases, principally 5 to 10 years.

Intangible and other assets

     Intangible and other assets consist of license agreements, trademarks, trademark rights, franchise agreements and rights and other assets. Amortizing intangibles are stated at cost less accumulated amortization. Amortization is provided by the straight-line method using the terms of the agreements, which range from 4 to 20 years.

Goodwill and Other Non-Amortizable Asset

     In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated useful lives. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

     The Company completed its annual impairment testing of goodwill and intangible assets. This review resulted in a $48,701 non-cash pre tax charge related to a goodwill impairment in the Company's frozen dessert segment and a $3,400 non-cash pre tax goodwill impairment in the Company's franchise business segment. Also this review resulted in a $1,401 and $ 1,540 non-cash pre tax charge related to intangible asset impairment for the Company's frozen dessert segment and franchise business segment, respectively.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

Long-Lived Assets

     The Company's other long-lived assets include property, plant and equipment and amortizable intangibles. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of these assets may not be recoverable, the Company will assess the recoverability of such assets based upon estimated undiscounted cash flow forecasts, in accordance with Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". When any such impairment exists, the related assets will be written down to fair value.

     During the fourth quarter, due to the presence of indicators, the Company completed impairment testing of other long-lived assets. This review resulted in a $ 483 impairment of property, plant and equipment.

Revenue recognition

     Revenue from sales of the Company's products is recognized at the time of sale, which is generally when products are shipped to customers.

     Revenue from drayage income is recognized at the time the product is delivered for the vendor to their customer by the Company. Effective September 1, 2004, Coolbrands began the distribution of Dreyer's Grand Ice Cream Holdings, Inc. ("Dreyer's") products as an independent distributor, changing from the previously used drayage basis. As a result of this change, Coolbrands began purchasing products from Dreyer's and selling those products to customers at wholesale, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis.

     Revenue from sales by Company-owned and operated stores is recognized when products are purchased by customers.

     Master franchise fee revenues are recognized at the time the Company has received the deposit specified in the master franchise agreement, has substantially performed all significant services to be provided in accordance with the terms of the agreement and when collectibility is reasonably determinable.

     Single store franchise fees are recognized as revenue when the franchise application is approved, cash payments are received, and the Company has performed substantially all services required under the agreement.

     Continuing franchise royalties are based on a percentage of gross sales as reported by the franchisees or gross products purchased by the franchisees. These fees are recognized on an accrual basis as they are earned.

Product introduction expenses

     Product introduction expenses (i.e. slotting fees) are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

Advertising

     The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains' weekly circulars. The remainder of the Company's advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $7,165 on advertising for the year ended August 31, 2005 (2004
- $5,600).

Financial instruments

     The carrying amount of financial instruments including cash, investments, restricted cash, receivables, receivables - affiliates, accounts payable, payables - affiliates, accrued liabilities and income taxes payable and income taxes recoverable approximates fair value at August 31, 2005 because of the relatively short maturity of these instruments. The fair value of short term borrowings and long-term debt are disclosed in Note 9. The carrying amount of the remaining long-term debt approximates fair value at August 31, 2005 because of their fluctuating interest rates. The carrying amount of other liabilities approximates fair value at August 31, 2005 because the fair value estimates are based upon pertinent information available to management at August 31, 2005.

Concentration of credit risk

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers' credit history before extending credit, and by regularly monitoring customers' credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Earnings (loss) per share

     The Company uses the treasury stock method to determine the dilutive earnings per share. The following table presents the numerators and denominators used in the basic and diluted (loss) earnings per share calculations:

                                              2005       2004
                                            --------   -------
Numerator
Net (loss) earnings                         $(74,070)  $23,512
                                            ========   =======
Denominator
Basic weighted average shares outstanding     55,924    55,441
Dilutive effect of stock awards                            888
                                            --------   -------
                                              55,924    56,329
                                            ========   =======
Net (loss) earnings
Basic                                       $  (1.32)  $   .42
Diluted                                     $  (1.32)  $   .42

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

     Diluted net loss per share for 2005 is equal to basic net loss per share because the effect of common stock equivalents is anti-dilutive. Potentially dilutive securities, calculated in terms of weighted-average share equivalent of stock options outstanding, are excluded from the calculations of diluted net loss per share when their inclusion would have anti-dilutive effect. During 2005,145,000 shares of potentially dilutive securities were excluded from weighted-average share calculation for purposes of calculating weighted-average diluted shares and diluted loss per share.

Foreign currency translation

     Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders' equity until there has been a realized reduction in the net investment.

     Foreign currencies are translated into U.S. dollars using the average exchange rate for the year for items included in the Consolidated Statements of Earnings. Foreign currencies are translated into U.S. dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

Income taxes

     Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

New accounting pronouncements

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation, which was subsequently revised in December 2003 (FIN 46-R), clarifies certain issues related to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and addresses consolidation by business enterprises of the assets, liabilities, and results of the activities of a variable interest entity. The Company has determined that it does not hold a variable interest in a variable interest entity under FIN 46-R at August 31, 2005.

     In November 2004, the FASB issued SFAS No.151, "Inventory Costs", which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing". This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

     In December 2004, the FASB issued Statement No. 153, "Exchange of Nonmonetary Assets" ("SFAS 153"). SFAS 153 eliminates prior guidance for nonmonetary transactions by eliminating the exception for nonmonetary exchanges of similar production assets and replaces it with a general exception for exchange of nonmonetary assets lacking commercial substance. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

     In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods' financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material effect on its financial position or results of operations.

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company has not at this time evaluated the impact of implementing this statement on its financial statements.

Reclassifications

     Certain 2004 amounts have been reclassified to conform with the 2005 presentation. Certain auction rate securities have been reclassified from cash to investments. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company historically classified these instruments as cash if the period between interest rate resets was 90 days or less, which was based on the Company's ability to either liquidate its holdings or roll the investment over to the next reset period. The Company has classified its auction rate securities at August 31, 2005 of $7,500 and $28,050 at August 31, 2004 as investments. In addition, "Purchase of investments" and "Redemption of investments" included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities for the year ended August 31, 2004.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 2. Changes in accounting policies

Change in reporting currency

     Effective September 1, 2004, the Company changed its reporting currency from Canadian dollars to U.S. dollars since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars.

Adoption of US GAAP

     During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Cnd GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

     Accordingly, our Consolidated Statement of Operations for 2004 has been restated to reflect a reduction in revenues and selling, general and administrative expenses of $32,913. The reduction in revenues and selling, general and administrative expenses in our 2005 Consolidated Statement of Operations is $68,155.

     The following summarizes the impact of restatement for the change from CDN to US GAAP for consumer trade promotion expenses in our Consolidated Statement of Operations:

                                                        2005       2004
                                                      --------   --------
Total net revenues in accordance with Canadian GAAP   $453,225   $482,851
Less consumer and trade promotion expenditures         (68,155)   (32,913)
                                                      --------   --------
Total net revenues in accordance with U.S. GAAP       $385,070   $449,938
                                                      ========   ========

                                                        2005       2004
                                                      --------   --------
Total selling, general and administrative expenses
   in accordance with Canadian GAAP                   $120,327   $ 84,601
Less consumer and trade promotion expenditures         (68,155)   (32,913)
                                                      --------   --------
Total selling, general and administrative expenses
   in accordance with U.S. GAAP                       $ 52,172   $ 51,688
                                                      ========   ========

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 2. Changes in accounting policies (cont'd)

     Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as reductions in revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained Earnings as of August 31, 2003 has been reduced to reflect the cumulative effect of this change through that date by $3,644. Our previously reported Net earnings for the year ended August 31, 2004 has been increased by $756. Our reported net loss for the year ended August 31, 2005 was increased by $553, when compared with the Net loss that would have been reported using our historical accounting principles.

     The following summarizes the impact of restatement for the change from CDN to US GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

                                                                2005       2004
                                                              --------   -------
Net (loss) earnings income in accordance with Canadian GAAP   $(73,517)  $22,756
Adjustment for new product introduction expenditures              (553)      756
                                                              --------   -------
Net (loss) earnings income in accordance with U.S. GAAP       $(74,070)  $23,512
                                                              ========   =======

Stock-based compensation

     On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

     As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement superseded Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows".

     The effect of adopting this accounting policy increased the loss before income taxes and minority interest for fiscal 2005 by $1,918 with a corresponding increase to additional paid-in capital and reduced earnings before income tax and minority interest for fiscal 2004 by $24,270 with a corresponding increase to additional paid-in capital.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 3. Acquisitions

2005 Acquisitions

     On March 27, 2005, the Company completed the acquisition of the yogurt business of Kraft Foods, Inc. The acquired brands included Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Cream Savers Smoothie drinkable yogurt and included substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light 'n Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. The purpose of this acquisition was to diversify CoolBrands business and to reduce its concentration of operations in the frozen desserts segment. Factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller and the valuation of the business based upon future contributions to net earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:
--------------------
Current assets                  $ 5,373
Property, plant and equipment    11,846
Trademark rights                 15,000

Goodwill                         27,582
                                -------
                                 59,801
Less: Liabilities                  (649)
                                -------
                                $59,152
                                =======

Purchase consideration:
-----------------------
Cash                      $17,500
Acquisition costs           1,652
Bank loan                  40,000
                          -------
                          $59,152
                          =======

     In April 2005, the Company acquired the assets of Zipp Manufacturing, Inc., a manufacturer of flavors and ingredients. The assets and related business of Zipp Manufacturing were acquired to provide additional volume to our dairy components segment which has excess capacity. The primary factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller, CoolBrands' desire for additional production volume and the resulting projected incremental earnings and cash flow.

     The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:
--------------------
Current assets         $208
Equipment                80
Goodwill                258
                       ----
                        546
Less: Liabilities       (89)
                       ----
                       $457
                       ====

Purchase consideration:
-----------------------
Cash                      $457
                          ====

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 4. Receivables, net

                                          2005      2004
                                        -------   --------
Trade accounts receivable               $57,213   $69,692
Franchise and license fees receivable       324       516
Notes receivable, current maturities         97       108
                                        -------   -------
                                         57,634    70,316
Less Allowance for doubtful accounts     (3,108)   (3,164)
                                        -------   -------
                                        $54,526   $67,152
                                        =======   =======
Allowance for doubtful accounts:

Year ended August 31, 2003              $ 2,888
Charges to costs and expenses               818
Reserve utilized                           (542)
                                        -------
Ending balance August 31, 2004            3,164
Charges to costs and expenses             1,846
Reserve utilized                         (1,902)
                                        -------
Ending balance August 31, 2005          $ 3,108
                                        =======

     No customer accounted for 10 percent or more of Total net revenues in 2005 and 2004.

Note 5. Inventories

                                2005      2004
                              -------   -------
Raw materials and packaging   $35,304   $32,484
Finished goods                 14,651    16,592
                              -------   -------
                              $49,955   $49,076
                              =======   =======

     Write-downs of obsolete and slow moving inventories in 2005 and 2004 were $12,723 and $1,165, respectively.

Note 6. Property, plant and equipment

                                                   2005      2004
                                                 -------   -------
Land                                             $ 1,577   $   924
Buildings                                         19,292    10,826
Machinery and equipment                           35,412    24,341
Leasehold improvements                             1,740     2,342
                                                 -------   -------
                                                  58,021    38,433
Less Accumulated depreciation and amortization
   Buildings                                       1,906     1,030
   Machinery and equipment                         7,497     7,769
   Leasehold improvements                            979       904
                                                 -------   -------
                                                 $47,639   $28,730
                                                 =======   =======

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill

     Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a $2,941 non-cash pre tax charge related to intangible asset impairment and a non-cash pre tax charge of $52,101 related to goodwill impairment.

     At August 31, 2005 and 2004 goodwill by reportable segment was as follows:

                              2005      2004
                            -------   -------
Frozen desserts             $ 3,752   $52,461
Yogurt                       27,582
Foodservice                  11,302    11,302
Dairy components                745       488
Franchising and licensing     4,446     7,837
                            -------   -------
Total Goodwill              $47,827   $72,088
                            =======   =======

Intangible assets at August 31, 2005 and 2004 were as follows:

                                                     2005                      2004
                                           -----------------------   -----------------------
                                             Gross                     Gross
                                           Carrying    Accumulated   Carrying    Accumulated
                                            Amount    Amortization    Amount    Amortization
                                           --------   ------------   --------   ------------
Non-amortizable intangible assets           $15,000      $            $            $
Amortizable intangible assets                 8,126       3,362        12,567       4,305
Other assets                                  2,605                     3,918
                                            -------      ------       -------      ------
Total Intangible assets and other assets    $25,731      $3,362       $16,485      $4,305
                                            =======      ======       =======      ======

     Non-amortizable intangible assets are substantially comprised of trademark rights purchased through the acquisitions. Amortizable intangible assets consist primarily of certain trademarks, license agreements and franchise agreements and rights. Pre-tax amortization expense for intangible assets was $745 and $872 for the years ended August 31, 2005 and 2004 respectively. Amortization expense for each of the next five years is currently estimated to be $745 or less.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended
August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill (cont'd)

     The movement in goodwill and gross carrying amounts of intangible and other assets is as follows:

                                               2005                        2004
                                    -------------------------   -------------------------
                                               Intangible and              Intangible and
                                    Goodwill    other assets    Goodwill    other assets
                                    --------   --------------   --------   --------------
Balance at August 31                $ 72,088       $16,485       $71,977       $19,928
   Changes due to:
      Acquisitions                    27,840        15,000           111
      Goodwill impairment            (52,101)
      Intangible asset impairment                   (2,941)
      Other                                         (2,813)                     (3,443)
                                    --------       -------       -------       -------
Balance at August 31                $ 47,827       $25,731       $72,088       $16,485
                                    ========       =======       =======       =======

Note 8. Short-term borrowings

              2005
            -------
Unsecured   $30,000
Secured       4,553
            -------
            $34,553
            =======

There were no short term borrowings during the year ended August 31, 2004.

Unsecured

     In Connection with the acquisition of the Breyer's yogurt business from Kraft in March 2005, a U.S. subsidiary borrowed $40,000 to finance the acquisition. The unsecured term loan requires monthly payments of interest and repayment of the $40,000 principle balance on November 1, 2005. Interest is payable monthly with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin are the lower of prime plus 0.5% or libor plus 2.5% (6.02% at August 31, 2005). On August 23, 2005, the Company made a principal payment of $10,000 in anticipation of the September 2, 2005 amendment as discussed in Note 9. As of August 31, 2005 the term loan balance was $30,000.

Secured

     On April 27, 2005 Americana Foods LP ("Americana"), which is owned 50.1% by the Company, borrowed $4,553 to purchase a building and adjacent acreage. The loan terms requires monthly, interest-only payments until the April 27, 2006 anniversary date of the note. The note bears interest at Prime plus 0.5% (7.0% at August 31, 2005). The agreement provides a one-time right to extend the maturity date by two years until April 27, 2008. Monthly payments during the two year extension period will be based on a 25-year amortization period.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended
August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 8. Short-term borrowings (Cont'd)

     Americana may also at the extension date choose to continue an interest rate at Prime plus 0.5% or convert to a fixed interest rate to be quoted by the lender. Due to the one year maturity date of April 27, 2006 (before exercise of the extension option), this note is classified as a current liability.

Note 9. Long-term debt

                             2005      2004
                           -------   -------
Term loan, unsecured       $10,500   $13,587
Term loan, secured           8,610     9,117
Revolving loan, secured      7,145     4,483
Capitalized leases             154       567
                           -------   -------
                            26,409    27,754
Less: Current maturities    18,161     8,492
                           -------   -------
                           $ 8,248   $19,262
                           =======   =======

     In connection with the acquisition of Eskimo Pie Corporation, a subsidiary borrowed $30,000, to finance the acquisition. The unsecured term loan is payable in monthly installments of $250, with the remaining principal balance due November 1, 2005. Interest is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were the lower of prime plus 0.5% or libor plus 2.0% (5.49% at August 31, 2005). As of August 31, 2005 and 2004, the term loan balance was $10,500 and $13,500, respectively.

     All borrowings under the above unsecured term loan agreement are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the term loan. In addition, the Company must maintain certain financial ratios and limit capital expenditures to $5,000 during any fiscal year.

     The company was in default of it's financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005 the company entered into an amendment to its existing credit facilities. The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from the company's financial performance.

     The September 2, 2005 amendment eliminated all of the financial covenants from the loan agreements through the remainder of the term and grants a security interest in the personal property assets (other than certain excluded assets relating to the operations of the Company's 50.1% owned limited partnership), reduced its outstanding indebtedness to the bank to $40,500, including short term borrowings of $30,000. The Company agreed to an increase of the interest rate from libor plus 2.0% on all remaining outstanding balances to libor plus 4.5%. In addition, the amendment reduced the Company's $5,000 revolving credit facility to $925 and required

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended
August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 9. Long-term debt (cont'd)

the Company to maintain $20,000 of cash balances, of which $10,000 is restricted to use as approved by the lender. The increases in interest rates as a result of this amendment increases the fair value of the related short term borrowings and long-term debt by approximately $331.

Term loan, secured

     On November 19, 2002, Americana entered into a credit agreement with a financial institution that includes a term loan of $10,000. This term loan is secured by Americana's property, plant and equipment. Principal payments are payable in fixed monthly installments of $81 based upon a fifteen-year amortization and matures on November 19, 2007. The loan bears interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004). As of August 31, 2005 and 2004 the term loan balance was $8,610 and $9,117, respectively.

     On March 19, 2005 Americana executed an amendment to the credit agreement. Pursuant to this amendment, a fixed charge coverage ratio of 1.25:1 and a debt-to-tangible net worth ratio of 2:1 must be maintained. The minimum tangible net worth requirement was increased to $20,500 effective March 19, 2005. The partnership is in compliance with its loan covenants at August 31, 2005.

Revolving loan, secured

     Americana's credit agreement includes a revolving loan up to $9,000, subject to a borrowing base calculation, and bears interest at Prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004) and is due on November 30, 2005. At August 31, 2005 approximately $1,855 was available to the Partnership under this loan. The revolving loan is secured by Americana's accounts receivable and inventory and is classified as a current liability.

     On November 30, 2005 Americana executed an amendment to the credit agreement which extends the maturity date of the revolving note to January 10, 2006.

     Repayments of long-term debt due in each of the next five years are as follows

2006   $18,161
2007       416
2008     7,832
2009        --
2010        --
       -------
       $26,409
       =======

     Interest paid during the year ended August 31, 2005 was $2,350 (2004 - $1,461).

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended
August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options
(thousands of shares)

Capital Stock

     The Company's articles of incorporation authorize 200,000 shares of both Class A Subordinate and Class B Multiple voting no par value shares. Changes in Capital stock for the two years ended August 31, 2005 were as follows:

                                    Paid-In-Balance
                                    ---------------
Class A Subordinate voting shares       $ 85,659
Class B Multiple voting shares          $ 11,919

                                                Class A                     Class B
                                              Subordinate                   Multiple
                                       voting shares outstanding   voting shares outstanding
                                                   #                           #
                                       -------------------------   -------------------------
Balance at August 31, 2003                       45,629                      6,179
Issuance of shares for stock options
   exercised                                      3,985
Issuance of shares for warrants
   exercised                                        100
Multiple voting shares converted to
   subordinate voting shares                        149                       (149)
                                                 ------                      -----
Balance at August 31, 2004                       49,863                      6,030
Multiple voting shares converted to
   subordinate voting shares                          1                         (1)
Issuance of shares for stock
options exercised                                    54
                                                 ------                      -----
Balance at August 31, 2005                       49,918                      6,029
                                                 ======                      =====

     Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options (cont'd)

Stock options

     Under the Company's stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant. On November 1, 2002 the Company's shareholders approved The 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares. On February 27, 2004 the Company's shareholders approved the elimination of the limitation on the number of options that may be granted in any one fiscal year.

The following table summarizes stock option activity for all stock option plans:

                                                      Weighted       Weighted
                                                      Average        Average
                                                      Exercise     Contractual
                                            Shares   Cnd Price   Life (in years)
                                            ------   ---------   ---------------
Outstanding at August 31, 2003               4,362     $ 3.98          2.7
Granted                                      3,420     $20.03
Exercised                                   (3,986)    $ 4.00
Cancelled                                      (20)    $ 8.35
                                            ------
Outstanding at August 31, 2004               3,776     $18.47          4.2
Granted                                      1,024     $ 4.03
Exercised                                      (54)    $ 1.27
Cancelled                                     (829)    $18.69
                                            ------
Outstanding at August 31, 2005               3,917     $14.89          4.9
                                            ======
Options exercisable at August 31, 2005       3,103     $17.58

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options (cont'd)

     The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2005:

                                     OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                    ----------------------------------------------------   ---------------------------------
                                     Weighted-average
Range of exercise   Outstanding as       remaining      Weighted-average   Exercisable as   Weighted-average
      prices         of 08/31/2005   contractual life    exercise price     of 08/31/2005    exercise price
-----------------   --------------   ----------------   ----------------   --------------   ----------------
$ 1.15 - $ 1.35            128              0.2              $ 1.27                63            $ 1.26
$ 4.03 - $ 5.00          1,083              9.2              $ 4.10               393            $ 4.09
$13.75 - $15.93          1,096              3.1              $15.74             1,037            $15.80
$22.65 - $22.65          1,610              3.5              $22.65             1,610            $22.65
                         -----                                                  -----
                         3,917              4.9              $14.89             3,103            $17.57
                         =====                                                  =====

Stock options reserved for future grant at August 31, 2005 aggregated 452,985.

The Company accounts for stock-based compensation using the fair value method of accounting. Stock-based compensation expense was recognized in the amount of $1,918 (2004 - $30,983) in the Consolidated Statements of Operation. Under the Black-Scholes option pricing model, the weighted-average fair value of the stock options granted during fiscal 2005 was Cnd $4.03(2004 - Cnd $10.21) per option.

     The value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the following
"weighted-average assumptions":

For the year ended August 31,

                                                            2005    2004
                                                           -----   -----
Expected dividend yield
Risk-free interest rate (percentage)                        3.92    2.98
Expected volatility                                        66.73   67.39
Expect life (in years)                                        10     4.2

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 11. Income taxes

     The effective income tax rate on (loss) earnings is affected from year to year by the geographic mix of the consolidated (loss) earnings before income taxes. The following table reconciles income tax (recovery) expense computed by applying the combined Canadian Federal/Provincial statutory rate with the actual income tax provision:

                                                                  2005     2004
                                                                -------   -----
Combined basic Canadian Federal and Provincial income tax rate  (36.12)%  36.21%
Impact of operating in foreign countries with different
   effective rates                                               (1.00)    1.93
Permanent differences:
Non-deductible goodwill impairment                               24.39
Valuation allowance                                               5.89
Other                                                            (3.34)   (1.04)
                                                                ------    -----
                                                                (10.18)%  37.10%
                                                                ======    =====

In 2005 the Company established an allowance for non-capital loss carry-forwards as the utilization of such loss carry-forwards was considered unlikely.

Significant components of the Company's deferred tax assets and liabilities as of August 31, 2005 are as follows:

Deferred Tax Assets
-------------------
Stock options                                  $10,241
Federal net operating loss carry forwards        5,100
Intangible assets                                4,201
Accrued liabilities                              1,639
Inventory                                        2,188
State net operating loss carry forwards            995
Bad debts                                          467
Inventory reserve                                  124
Property, plant and equipment                       92
                                               -------
                                                25,047
Valuation allowance                             (5,100)
                                               -------
Total deferred tax assets                      $19,947
                                               =======

Deferred Tax Liabilities
------------------------
Intangible assets                              $3,761
Property, plant and equipment                   2,423
Other                                              89
                                               ------
Total deferred tax liabilities                 $6,273
                                               ======

     Income taxes paid during the year ended August 31, 2005 was approximately $4,731 (2004 - $16,299)

Note 12. Retirement Plans

     A subsidiary of the Company, Eskimo Pie Corporation, had maintained two defined benefit pension plans covering substantially all salaried and executive employees. Upon the acquisition of Eskimo Pie Corporation by the Company, all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the "Pension Benefits".

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 12. Retirement Plans (cont'd)

     In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the "Other Benefits".

The following table reconciles the changes in benefit obligations and plan assets in 2005 and 2004, and reconciles the funded status to accrued benefit cost at August 31, 2005 and August 31, 2004:

                                       Pension Benefits   Other Benefits
                                       ----------------   --------------
Benefit Obligation
Beginning balance at August 31, 2003        $2,088            $1,637
Interest cost                                  135               166
Actuarial loss                                  94
Benefit payments                               (78)             (200)
                                            ------            ------
Balance at August 31, 2004                   2,239             1,603
Interest cost                                  139               200
Actuarial loss                                 277
Benefit payments                               (85)
                                            ------            ------
Ending balance at August 31, 2005           $2,570            $1,803
                                            ======            ======
Plan assets - Basic value
Beginning balance at August 31, 2003        $1,925
Actual return on plan assets                   219
Contributions                                   20
Benefit payments                               (78)
                                            ------
Balance at August 31, 2004                   2,086
Actual return on plan assets                   338
Contributions                                   20
Benefit payments                               (85)
                                            ------
Ending balance at August 31, 2005           $2,359
                                            ======

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 12. Retirement Plans (cont'd)

The funded status for the post retirement health and life insurance benefits is as follows:

                                               Other Benefits
                                               --------------
Benefit obligations in excess of Plan assets       $1,803
                                                   ======
Accrued benefit cost                               $1,803
                                                   ======

     The accrued benefit cost of $1,803 is included in Other liabilities at August 31, 2005.

     The following table provides the components of the net periodic benefit cost:

                                   Pension Benefits   Other Benefits
                                   ----------------   --------------
Interest cost                           $ 139              $200
Expected return on Plan assets           (337)
Recognized net actuarial gain             187
                                        -----              ----
Net period benefit cost (income)        $ (11)             $200
                                        =====              ====

     The assumptions used in the measurement of the Eskimo Pie Corporation's benefit obligations are as follows:

                                        Pension Benefits   Other Benefits
                                        ----------------   --------------
Benefit obligation, beginning of year         6.00%            7.75%
Expected return on plan assets,
   during the year                            8.00%

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the Other Benefits Plan (i.e., health care cost trend rate) is 5% for 2005 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $177 and the net periodic postretirement benefit cost by approximately $18.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 12. Retirement Plans (cont'd)

     The Company's allocation of Pension Benefit assets at August 31, 2005 and 2004, target allocations for fiscal 2006 and expected long-term rate of return by asset category are as follows:

                                                                  Weighted-average
                                  Target     Percentage of    expected long-term rate
                                allocation    Plan Assets           of return
                                ----------   -------------    -----------------------
Fiscal Year                        2006       2005   2004               2006
-----------------------------      ----       ----   ----               ----
Asset category
Large capitalization equities      35.0       35.8   36.9               2.8
Mid capitalization equities        15.0       13.0   10.4               1.8
Small Capitalization equities       9.0        7.1    8.6               1.8
International equities             25.0       27.3   28.0                .6
Fixed income bonds                 12.0       12.0   12.4               2.0
Cash and cash equivalents           4.0        4.8    3.7                --
                                   ----       ----   ----               ---
                                    100%       100%   100%                9%
                                   ----       ----   ----               ---

     The Company's investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

     The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ending August 31, 2005 have been as follows: 16.7% for one year and 16.4% for three years.

     The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the fiscal year ending August 31, 2006.

     Expected benefit payments are as follows over future years:

Fiscal year   Pension benefits   Other benefits
-----------   ----------------   --------------
2006                  88                200
2007                  96                200
2008                  94                200
2009                  97                200
2010                  94                200
2011 - 2015          548              1,000

Note 13. Commitments

     The majority of distribution warehouse, store and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and Notes to

CoolBrands International Inc.
Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 13. Commitments (Cont'd)

maintenance costs in addition to minimum rental payments. Certain store leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods from five to twenty years.

     At August 31, 2005 the future minimum lease payments under operating leases with rental terms of more than one year, net of sublease rents, amounted to:

Fiscal year ending:

   2006                     $ 4,363
   2007                       3,004
   2008                       2,226
   2009                       1,360
   2010                         554
   Later years                  886
                            -------
Total minimum obligations   $12,393
                            =======

     Total rental expense relating to all operating leases (including those with terms less than one year) was $7,698 (2004 - $7,203).

Note 14. Contingencies

Legal matters

     The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations.

Subleases

     Several subsidiaries hold master store leases covering franchised locations. Such leases expire at varying dates to 2013. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. The Company provides an estimated liability for lease terminations in the event of a default by a franchisee based on the expected costs of releasing or settlement with the landlord. The liability was $291 at August 31, 2005. Aggregate minimum future rental payments under these leases approximated $6,074 at August 31, 2005 (2004 - $6,144).

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 15. Related party transactions and amounts

     Calip Dairies, Inc. ("Calip"), an ice cream distributor owned by an officer, director and shareholder of the Company, had a management agreement with Integrated Brands Inc., a subsidiary of the Company which the Company acquired in March 1998. This management agreement was terminated in January 2005 by the mutual agreement of the parties. Under the agreement, Calip provided management services to Integrated Brands for an annual fee of $1,300. Such management fees incurred for the year ended August 31, 2005 were $542 (2004 - $1,300). At August 31, 2005, the $620 (2004 - $850) balance of payables -
affiliates represents payables to Calip.

     Integrated Brands Inc., also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31 of each year while the agreement is in effect for an additional one-year term, unless terminated under certain conditions. The distribution agreement is terminable by either party on sixty-days' notice. Sales of products to Calip were $9,781 for the year ending August 31, 2005 (2004
- $9,482). At August 31, 2005, $1,840 of the receivables - affiliates represent receivables from Calip (2004 - $3,883). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Note 16. Segment information

     CoolBrands International's reportable segments are Frozen desserts, Yogurt, Foodservice, Dairy components and Franchising and licensing, including Company-owned stores.

     Revenues and profits in the Frozen desserts segment are generated from selling a variety of prepackaged frozen dessert products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

     Revenues and profits in the Yogurt segment are generated from selling a variety of prepackaged Yogurt products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

     Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers.

     Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps.

     Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring revenues and the manufacture and sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft-serve yogurt out of Company-owned stores and outlets. CoolBrands International Inc. evaluates the performance of its segments and allocates resources to

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (Cont'd)
them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

Industry Segments:

     Year Ended August 31, 2005

                                                                                      Franchising
                                       Frozen                               Dairy         and
                                      desserts    Yogurt   Foodservice   components    licensing    Corporate   Consolidated
-----------------------------------   --------   -------   -----------   ----------   -----------   ---------   ------------
Revenues                              $330,972   $44,007     $18,397      $22,589       $15,200      $  280       $431,445
Interest income                            797                                              303         132          1,232

Inter-segment revenues                 (43,665)                 (661)      (3,051)                     (230)       (47,607)
                                      --------   -------     -------      -------       -------      ------       --------
Net revenues                           288,104    44,007      17,736       19,538        15,503         182        385,070
                                      --------   -------     -------      -------       -------      ------       --------

Segment (loss) earnings                (37,139)    2,376       2,142        2,593          (770)        182        (30,616)

General corporate expenses                                                                              (72)           (72)

Interest expense                        (1,687)     (891)                                    (8)                    (2,586)

Asset impairment                       (50,102)                                          (5,423)                   (55,525)

Gain on sale of building                 3,634                                                                       3,634

Minority interest                        2,700                                                                       2,700
                                      --------   -------     -------      -------       -------      ------       --------

(Loss) earnings before income taxes   $(82,594)  $ 1,485     $ 2,142      $ 2,593       $(6,201)     $  110        (82,465)
                                      ========   =======     =======      =======       =======      ======
Recovery of  income taxes                                                                                           (8,395)
                                                                                                                  --------

Net loss                                                                                                          $(74,070)
                                                                                                                  ========

Assets                                $157,418   $69,877     $20,593      $33,556       $14,659      $1,742       $297,845

Capital expenditures                    10,784       764                                    325         536         12,409

Depreciation and amortization            3,439       420         328          328           510          17          5,042

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Industry Segments:

     Year Ended August 31, 2004

                                                                      Franchising
                                 Frozen                     Dairy         and
                                desserts   Foodservice   components    licensing    Corporate   Consolidated
                                --------   -----------   ----------   -----------   ---------   ------------
Revenues                        $462,842     $16,382      $29,516       $14,188      $   219      $523,147
Interest income                      261                                    162          108           531
Inter-segment revenues           (66,533)       (703)      (6,332)                      (172)      (73,740)
                                --------     -------      -------       -------      -------      --------
Net revenues                     396,570      15,679       23,184        14,350          155       449,938
                                --------     -------      -------       -------      -------      --------

Segment earnings                  32,168       1,551        3,868         2,047          155        39,789

General corporate expenses                                                            (1,868)       (1,868)

Interest expense                  (1,491)                                    (7)                    (1,498)

Minority interest                    958                                                               958
                                --------     -------      -------       -------      -------      --------
Earnings (loss) before income
   taxes                        $ 31,635     $ 1,551      $ 3,868       $ 2,040      $(1,713)       37,381
                                ========     =======      =======       =======      =======

Provision for income taxes                                                                          13,869
                                                                                                  --------
Net earnings                                                                                      $ 23,512
                                                                                                  ========

Assets                          $240,817     $17,375      $30,433       $16,425      $12,207      $317,257

Capital expenditures              13,009         110          146            98                     13,363

Depreciation and amortization      5,850         335          322           807                      7,314

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Geographic Segments:

     Year Ended August 31, 2005

                                       Canada   United States   International   Consolidated
                                       ------   -------------   -------------   ------------
Revenues                               $4,862     $ 422,946        $ 3,637        $431,445
Interest income                           262           800            170           1,232
Inter-segment revenues                   (339)      (47,268)                       (47,607)
                                       ------     ---------        -------        --------
Net revenues                            4,785       376,478          3,807         385,070
                                       ------     ---------        -------        --------
Segment (loss) earnings                   849       (33,467)         2,002         (30,616)
General corporate expenses                (72)                                         (72)
Interest expense                                     (2,586)                        (2,586)
Asset impairment                                    (55,024)          (501)        (55,525)
Gain on sale of building                              3,634                          3,634
Minority interest                                     2,700                          2,700
                                       ------     ---------        -------        --------
Earnings (loss) before income taxes    $  777     $ (84,743)       $ 1,501         (82,465)
                                       ======     =========        =======
Recovery of income taxes                                                            (8,395)
                                                                                  --------
Net (loss)                                                                        $(74,070)
                                                                                  ========
Assets                                 $8,526     $ 279,210        $10,109        $297,845
Capital expenditures                      737        11,650             22          12,409
Depreciation and amortization             142         4,719            181           5,042

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Geographic Segments:

                           Year Ended August 31, 2004

                                        Canada   United States   International   Consolidated
                                       -------   -------------   -------------   ------------
Revenues                               $ 4,119     $516,004          $3,024        $523,147
Interest income                            216          264              51             531
Inter-segment revenues                    (172)     (73,568)                        (73,740)
                                       -------     --------          ------        --------
Net revenues                             4,163      442,700           3,075         449,938
                                       -------     --------          ------        --------
Segment earnings                           609       37,509           1,671          39,789
General corporate expenses              (1,868)                                      (1,868)
Interest expense                                     (1,498)                         (1,498)
Minority interest                                       958                             958
                                       -------     --------          ------        --------
(Loss) earnings before income taxes    $(1,259)    $ 36,969          $1,671          37,381
                                       =======     ========          ======
Provision for income taxes                                                           13,869
                                                                                   --------
Net earnings                                                                       $ 23,512
                                                                                   ========
Assets                                 $19,061     $289,323          $8,873        $317,257
Capital expenditures                        20       13,339               4          13,363
Depreciation and amortization              153        7,016             145           7,314